UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):               .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):               .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 11, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

DAVID HAINES RE-ELECTED VIMPELCOM’S CHAIRMAN OF THE BOARD OF DIRECTORS

Moscow and New York (July 11, 2006) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) today announced that David Haines was re-elected Chairman of the Board of Directors at a meeting of VimpelCom’s Board of Directors held today. It was the first meeting of the new Board of Directors elected at the general meeting of VimpelCom’s shareholders held in Moscow on June 23, 2006.

VimpelCom Group (Beeline trademark) comprises cellular operators providing their services in Russia and Kazakhstan, as well as newly acquired cellular operators in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7 (495) 974-5888	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com